FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

December 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147  Russian Federation

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On December 4, 2002, Mobile TeleSystems OJSC, or MTS, announced that MTS would restate its consolidated financial statements for the year and three months ended December 31, 2001 and the first and second quarters of 2002.

This Form 6-K/A amends the Form 6-K filed by MTS on September 9, 2002 (the "Form 6-K"), which contained our financial statements for the second quarter of 2002 and the first six months of 2002 and a press release announcing our financial results for such periods.   Certain information contained in both the press release and the financial statement filed as part of the Form 6-K has been affected by the restatement of MTS’ financial statements.  This Form 6-K/A contains our restated financial statements for the second quarter of 2002 and the first six months of 2002 and a description of the effect of the restatement on our financial results for such periods.

Restatement

MTS has restated its financial statements for the three- and six-month periods ended  June 30, 2002 as a result of a review of its financial statements conducted by MTS management.  The restatement primarily relates to the allocation of the purchase price for MTS’ acquisitions of a 51% stake in Kuban GSM CJSC in March 2002; and a 100% stake in BM Telecom CJSC in May 2002, and a reclassification of goodwill to licenses.  As a result of this review, MTS has restated approximately $98 million previously allocated to licenses to property, plant and equipment and other intangible assets.  This reallocation resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense and certain related items of our balance sheet and statement of operations as of and for the three- and six-month periods ended June 30, 2002.

In addition, effective January 1, 2002 the Company adopted FAS 141, Business Combination and FAS 142, Goodwill and Other Intangible Assets.  As a result, MTS has reclassified $22 million of goodwill relating to its August 1998 acquisition of Rosico CJSC as licenses. This reclassification resulted in a restatement of amortization expenses and deferred taxes for the three- and six-month periods ended June 30, 2002.

The effects of this restatement on financial statements for the three- and six-month periods ended June 30, 2002 were as follows (in thousands except per share amounts):

	As previously reported	Adjustment	As restated
At June, 30 2002

Property plant and equipment, net	1,069,743	72,456	1,142,199
Licenses, net	465,326	(75,669)	389,657
Goodwill, net	22,411	(21,878)	533
Other intangible assets, net	81,344	9,340	90,684
Total assets	2,031,430	(15,751)	2,015,679

Deferred connection fees	47,339	(329)	47,010
Deferred tax liability	116,290	(16,785)	99,505
Minority interest	43,015	5,919	48,034
Retained earnings	572,944	(4,556)	568,388
Total liabilities and shareholders equity	2,031,430	(15,751)	2,015,679

For the six months ended June, 30 2002
Depreciation and Amortization	92,784	(2,106)	90,678
Net operating income	192,738	2,106	194,844
Provision for Income taxes	53,826	128	53,954
Minority Interest	9,691	4,997	14,688
Net income	110,620	(3,019)	107,601

For the three months ended June, 30 2002
Depreciation and Amortization	51,776	(2,687)	49,089
Net operating income	110,238	2,687	112,925
Provision for Income taxes	27,667	372	28,039
Minority Interest	6,097	4,292	10,389
Net income	66,760	(1,977)	64,783

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001 AND JUNE 30, 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31	June 30
	2001	2002 (as restated)
CURRENT ASSETS:
Cash and cash equivalents	$219,629	$111,823
Short-term investments	85,304	-
Trade receivables, net	24,258	40,091
Accounts receivable, related parties	2,377	3,344
Inventory, net	26,184	31,324
Prepaid expenses	22,712	32,843
VAT receivable	82,216	136,467
Deferred tax asset	12,040	12,545
Other current assets	8,374	8,780
Total current assets	483,094	377,217

PROPERTY, PLANT AND EQUIPMENT	856,056	1,142,199

OTHER INTANGIBLE ASSETS	84,245	90,684

LICENSES	276,949	389,657

GOODWILL	22,411	533

DEBT ISSUANCE COSTS	3,997	3,803

INVESTMENTS IN AND ADVANCES TO AFFILIATES	740	11,586

Total assets	$1,727,492	$2,015,679

MOBILE TELESYSTEMS

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001 AND JUNE 30, 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31	June 30
	2001	2002 (as restated)
CURRENT LIABILITIES:
Accounts payable, related parties	$6,142	$8,546
Trade accounts payable	106,068	86,767
Deferred connection fees	21,419	22,629
Subscriber prepayments and deposits	63,741	88,585
Debt, current portion	18,245	22,008
Promissory Notes, current portion	580	-
Capital lease obligation, current portion	14,401	15,567
Income tax payable	23,078	12,108
Accrued liabilities	51,626	72,166
Other payables	3,357	5,358
Total current liabilities	308,657	333,734

LONG-TERM LIABILITIES:
Notes payable, net of discount	248,976	300,261
Debt, net of current portion	30,150	69,688
Capital lease obligation, net of current portion	7,696	10,687
Promissory notes payable, net of current portion	5,792	-
Deferred connection fees, net of current portion	25,992	24,381
Deferred taxes	67,506	99,505
Total long-term liabilities	386,112	504,522

Total liabilities	694,769	838,256

COMMITMENTS AND CONTINGENCIES	-	-

MINORITY INTEREST	14,444	48,934

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of June 30, 2001 and December 31,2001, 345,244,080 of which are in the form of ADS)	50,558	50,558
Treasury stock (9,966,631 common shares at cost)	(10,206)	(10,206)
Additional paid-in capital	555,794	556,687
Shareholder receivable	(38,958)	(36,938)
Retained earnings	461,091	568,388
Total shareholders’ equity	1,018,279	1,128,489

Total liabilities and shareholders’ equity	1,727,492	2,015,679

MOBILE TELESYSTEMS

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended		Six months ended
	June 30		June 30
	2001	2002	2001	2002
		(as restated)		(as restated)
NET REVENUES:
Service revenues, net	$190,654	$294,314	$345,969	$522,386
Connection fees	4,969	5,687	9,115	12,228
Equipment sales	10,267	16,297	17,109	29,288
	205,890	316,298	372,193	563,902

COST OF SERVICES AND PRODUCTS
Interconnection and line rental	17,449	31,366	31,864	55,081
Roaming expenses	13,616	11,597	27,113	28,713
Cost of equipment	9,794	20,001	17,093	38,119
	40,859	62,964	76,070	121,913

OPERATING EXPENSES	24,536	51,826	55,120	91,672

SALES AND MARKETING EXPENSES	57,804	39,494	78,574	64,795

DEPRECIATION AND AMORTIZATION	31,261	49,089	58,565	90,678

Net operating income	51,430	112,925	103,864	194,844

CURRENCY EXCHANGE AND TRANSLATION LOSSES	(29)	(141)	595	690

OTHER EXPENSES (INCOME):
Interest income	(3,643)	(2,093)	(7,560)	(5,497)
Interest expenses, net of amounts capitalized	1,440	11,084	2,390	20,687
Other expense	1,576	864	2,137	2,721
Total other expenses (income), net	(627)	9,855	(3,033)	17,911

Income before provision for income taxes and minority interest	52,086	103,211	106,302	176,243

PROVISION FOR INCOME TAXES	17,445	28,039	40,446	53,954

MINORITY INTEREST	(397)	10,389	(397)	14,688

NET INCOME	35,038	64,783	66,253	107,601

Weighted average number of shares outstanding	1,961,889,991	1,961,889,991	1,961,889,991	1,961,889,991

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Mikhail Smirnov
Name: Mikhail Smirnov
Title: President

Date: December 17, 2002